Exhibit 99.3

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity: MOKO Social Media Limited
ABN: 35 111 082 485

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Rodwell
Date of last notice	19 June 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	26 November 2014
No. of securities held prior to change

Direct

(I)        Ordinary Shares – 132,917

Indirect

Rodwell Family Superannuation Fund

(I)        Ordinary Shares – 5,575,000

(II)       325,000 Listed options, exercise price $0.05, expiry date 13 June 2015

10,000,000 Unlisted Options exercisable at $0.40, expiry date 28 November 2015.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Class	Unlisted Options, exercise price $0.19 with Share price performance hurdle, expiring 26 November 2017.
Number acquired	7,500,000 Unlisted Options
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change

Direct

(I)        Ordinary Shares – 132,917

(II)       7,500,000 Unlisted Options exercisable at $0.19 with Share price performance hurdle, expiry date 26 November 2017.

Indirect

Rodwell Family Superannuation Fund

(III)     Ordinary Shares – 5,575,000

(IV)     325,000 Listed options, exercise price $0.05, expiry date 13 June 2015

(V)       10,000,000 Unlisted Options exercisable at $0.40, expiry date 28 November 2015.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options following shareholder approval on 17 November 2014. Please refer to the Notice of Annual General Meeting held on 17 November 2014 for further details.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 3